UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
[Missing Graphic Reference]

PART I
REGISTRANT INFORMATION

Bonds.com Group, Inc.
Full Name of Registrant

Former Name if Applicable

1515 S. Federal Highway, Suite 212
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bonds.com Group, Inc.’s management determined that it was necessary and prudent to delay the filing of the company’s Form 10-Q in order to focus on important operational matters while completing the Form 10-Q in an orderly fashion. Due to the nature of that undertaking and important competing demands on the company’s management, the delay could not be avoided without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John J. Barry IV	(561)	953-4353
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates significant changes in our results of operations from the fiscal quarter ended June 30, 2008 to the fiscal quarter ended June 30, 2009, which is the period covered by the subject report.  The reasons for the significant changes are that as of June 30, 2008 we had only been operating our current business for two full fiscal quarters and since that time we have continued to execute our business plan and grow our business and operations.  The fiscal year ended December 31, 2008 was our first full year operating our current business.

Among other things, we expect our revenue for the three and six months ended June 30, 2009 to be approximately $1,103,000 and $2,045,000, compared to revenue of approximately $77,000 and $104,000 for the three and six months ended June 30, 2008, respectively.  We expect our net loss for the three and six months ended June 30, 2009 to be approximately ($1,575,000) and ($1,217,000) compared to net loss for the three and six months ended June 30, 2008 of ($1,337,000) and ($2,931,000), respectively.  Finally, we expect our total stockholder’s deficit as of June 30, 2009 to be approximately ($3,634,000) compared to approximately ($1,615,000) as of December 31, 2008.  We caution that these expected results are preliminary and subject to change prior to the filing of our Quarterly Report for the fiscal quarter ended June 30, 2009.

BONDS.COM GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 14 , 2009	By:	/s/ John J. Barry IV
John J. Barry IV
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).